SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BRASILCEL, THE HOLDING COMPANY THAT CONTROLS VIVO, THE SOUTHERN HEMISPHERE'S LARGEST WIRELESS COMMUNICATIONS GROUP, LAUNCHES VOLUNTARY CASH TENDER OFFERS FOR SHARES OF TELE SUDESTE, TELE LESTE AND CELULAR CRT

PRESS RELEASE

São Paulo, September 1, 2004 - Tele Sudeste Celular Participações S.A. - (" Tele Sudeste ") (NYSE: TSD; BOVESPA: TSEP3 (ON); TSEP4 (PN)); Tele Leste Celular Participações S.A. - (" Tele Leste ") (NYSE: TBE; BOVESPA: TLCP3 (ON); TLCP4 (PN)); Celular CRT Participações S.A. - (" CRT " and, together with Tele Sudeste and Tele Leste, the " Companies ") (BOVESPA: CRTP3 (ON) / CRTP5 (PN)), inform their respective shareholders that Brasilcel N.V. (" Brasilcel "), controlling shareholder of the Companies, has today commenced voluntary public tender offers ("VTOs") in cash for the acquisition of up to the maximum number of shares of each class of each Company, as indicated below (" Maximum Numbers of Shares "):

	CRT		Tele Leste		Tele Sudeste
	Common Shares	Preferred Shares	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Maximum Numbers of Shares (by class)	60,529,000	441,690,000	16,723,247,000	92,499,407,000	7,332,479,000	12,699,707,000

Unless otherwise extended or terminated, the acquisition of any shares tendered in the VTOs will occur through a series of auctions to be held on the S ã o Paulo Stock Exchange (the " BOVESPA ") on October 8, 2004.

In no event will Brasilcel purchase more than the Maximum Numbers of Shares. In the event of excess of demand in the auctions, a pro rata adjustment will be made among the shareholders holding that class of shares who tender their shares in the applicable VTO.

The respective prices to be paid for the shares of each class of shares issued by the Company are indicated in the table below, per lot of thousand shares (the " Prices "). Each of these prices represents a premium of 20% (twenty percent) over the weighted average closing price of the applicable class of shares of that Company over the 30 (thirty) trading days on the BOVESPA up to and including the date of the initial announcement of the VTOs on August 24, 2004.

	CRT		Tele Leste		Tele Sudeste
	Common Shares	Preferred Shares	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Price per lot of thousand shares (R$)	575.31	718.69	0.90	1.10	6.35	7.80

The respective Prices shall be paid upon delivery of the shares, in Brazilian reais , in accordance with the rules of the Companhia Brasileira de Liquidação e Custódia - CBLC (the Brazilian Settlement and Custody Company) and the subject to terms and conditions that have been set forth in the Edital , or public notice published in Brazil for the VTOs and the summary advertisements published in the New York Times in the United States as to the VTOs for shares of Tele Leste and Tele Sudeste, in each case on September 1, 2004.

The number of shares of each class that Brasilcel has offered to acquire has been determined to allow Brasilcel to increase its participation in the share capital of the Companies without suppressing the liquidity of the remaining shares of those classes for purposes of applicable regulations in Brazil (specifically Instruction no. 361 of the Brazilian Comissão de Valores Mobiliários ("CVM") of March 5, 2002).

This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities of Tele Sudeste, Tele Leste or CRT. On September 1, 2004, Brasilcel filed tender offer statements on Schedule TO with the Securities and Exchange Commission ("SEC") with respect to the VTOs for common shares and preferred shares of Tele Leste and Tele Sudeste and will file translations of these documents with the CVM. On September 1, 2004, Brasilcel filed an Edital with respect to the VTO for common shares and preferred shares of CRT with the CVM.

Shareholders of the Companies are strongly advised to read the Edital and other relevant documents relating to the VTOs that have been published by Brasilcel or filed with the CVM or the SEC, including the tender offer statements on Schedule TO dated September 1, 2004 (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM) because they contain important information. All these documents have been published or filed in accordance with applicable Brazilian and U.S. regulations. CRT shareholders can access the Edital and an English translation thereof free of charge at the Internet site http://www.vivo.com.br/ri . Tele Leste and Tele Sudeste shareholders can access the U.S. documents free of charge at the SEC website, www.sec.gov. In addition, shareholders of the Companies can access all these documents free of charge from Brasilcel or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

Brasilcel has been advised that Portugal Telecom and Telefónica Móviles intend to provide funding for the tender offers on a 50-50 basis.

Contact:	Ronald Aitken - Investor Relations ronald.aitken@vivo.com.br (5511) 5105-1172 Investor Relations ri@vivo.com.br (5511) 5105-1182 Information available on the website: http://www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.